UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2009

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 24, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhp billiton

resourcing the future

Sustainability Summary Report 2009

BHP Billiton Locations

Petroleum

Ref	Country	Site/Asset	Description	Ownership
1	Algeria	Ohanet	Onshore wet gas development	45%
2	Algeria	ROD	Onshore oil development, comprising development and production of six oil fields	45%
3	Australia	Bass Strait	Production of oil, condensate, LPG, natural gas and ethane located in the Gippsland Basin, offshore southern Australia	50%
4	Australia	Minerva	Operator of offshore gas field development in the Otway Basin of Victoria	90%
5	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas located offshore northwestern Australia	8.33–16.67%
6	Australia	Stybarrow/ Griffin	Operator of Stybarrow oil development and Griffin oil and gas development located offshore Western Australia	45–50%
7	Pakistan	Zamzama	Operator of onshore gas development in Sindh province	38.5%
8	Trinidad and Tobago	Greater Angostura	Operator of oil and gas field located offshore east Trinidad	45%
9	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16–31.83%
10	UK	Liverpool Bay	Operator of oil and gas developments in the Irish Sea	46.1%
11	US	Gulf of Mexico	Interests in several producing assets, including deepwater oil and gas production at: - Atlantis - Shenzi/Genghis Khan - Mad Dog - Neptune Additional other interests in producing assets and a significant exploration acreage position	 44% 44% 23.9% 35% 4.95–100%

Aluminium

Ref	Country	Site/Asset	Description	Ownership
12	Australia	Boddington/ Worsley	Integrated bauxite mine and alumina refinery in Western Australia	86%
13	Brazil	Alumar	Integrated alumina refinery, aluminium smelter and port facilities in Maranhão province	36–40%
14	Brazil	MRN	Bauxite mine in Pará province	14.8%
15	Guinea	Guinea Alumina Project	Integrated bauxite mine and alumina refinery (currently undertaking feasibility study)	33.3%
16	Mozambique	Mozal	Aluminium smelter near Maputo	47.1%
17	South Africa	Hillside/ Bayside	Two aluminium smelters at Richards Bay	100%
18	Suriname	Paranam	Bauxite mines and alumina refinery*	45%

* Asset sale completed 31 July 2009

Base Metals

Ref	Country	Site/Asset	Description	Ownership
19	Australia	Cannington	Silver, lead and zinc mine in northwest Queensland	100%
20	Australia	Olympic Dam	Underground copper, uranium, gold and silver mine in South Australia	100%
21	Chile	Cerro Colorado	Open-cut mine producing copper cathode in Atacama Desert, northern Chile	100%
22	Chile	Escondida	Copper mines in Atacama Desert, northern Chile	57.5%
23	Chile	Spence	Open-cut mine producing copper cathode in Atacama Desert, northern Chile	100%
24	Peru	Antamina	Copper and zinc mine located in the Andes, north-central Peru	33.75%
25	US	Pinto Valley	Copper mine located in the State of Arizona	100%



26
27
51
70
42
25
69
11
8
54
40
31
18
14
13
24
21
23
22
33
50
52

Offices

Ref	Country	Location
43	Australia	Adelaide ●
44	Australia	Brisbane ◆ ●
45	Australia	Melbourne ◆ ● (Global Headquarters)
46	Australia	Newcastle ●
47	Australia	Perth ◆ ● ▲
48	Australia	Sydney ◆
49	Belgium	Antwerp ●
50	Brazil	Rio de Janeiro ●
51	Canada	Vancouver ◆
52	Chile	Santiago ◆ ● ▲
53	China	Shanghai ●
54	Colombia	Cartagena ●
55	Gabon	Libreville ▲
56	India	New Delhi ●
57	Indonesia	Jakarta ●
58	Japan	Tokyo ●

Ref	Country	Location
59	Netherlands	The Hague ●
60	New Caledonia	Noumea ●
61	Philippines	Manila ●
62	Russia	Moscow ▲
63	Singapore	Singapore ● ▲
64	South Africa	Johannesburg ◆ ● ▲
65	South Africa	Richards Bay ●
66	South Korea	Seoul ●
67	Switzerland	Baar ●
68	UK	London ◆
69	US	Houston ◆ ●
70	US	Pittsburgh ●

◆ Corporate/Business Centres ● Marketing Offices
▲ Minerals Exploration Offices

● Offices
● Petroleum
● Aluminium
● Base Metals
● Diamonds and Specialty Products
● Stainless Steel Materials
● Iron Ore
● Manganese
● Metallurgical Coal
● Energy Coal

Diamonds and Specialty Products

Ref Country Site/Asset Description Ownership

26 Canada EKATI Diamond mines in Northwest Territories 80%

27 Canada Potash Greenfield potash projects near 100%

Saskatoon, Saskatchewan

28 South Africa Richards Bay Integrated titanium smelter and mineral 50%

Minerals sands mine

Stainless Steel Materials

Ref Country Site/Asset Description Ownership

29 Australia Nickel West Nickel assets, including Mt Keith, Leinster 100%

and Cliffs operations, Kambalda nickel

concentrator, Kalgoorlie nickel smelter,

Kwinana nickel refinery, and Ravensthorpe

nickel mine and processing facility

30 Australia Yabulu Laterite nickel and cobalt processing plants 100%

Refinery northwest of Townsville*

31 Colombia Cerro Integrated ferronickel mining and smelting 99.94%

Matoso complex in northern Colombia

* Asset sale completed 31 July 2009

Iron Ore

Ref Country Site/Asset Description Ownership

32 Australia Western Integrated mine, rail and port operations 85–100%

Australia in the Pilbara

Iron Ore

33 Brazil Samarco Integrated mine, pipeline and port operations 50%

producing iron ore pellets in southeast Brazil

Manganese

Ref Country Site/Asset Description Ownership

34 Australia GEMCO Producer of manganese ore in the 60%

Northern Territory

35 Australia TEMCO Producer of manganese alloys in Tasmania 60%

36 South Africa Samancor Integrated producer of manganese 60%

Manganese ore (Hotazel Manganese Mines),

alloy (Metalloys) and manganese

metal (Manganese Metal Company)

Metallurgical Coal

Ref Country Site/Asset Description Ownership

37 Australia Illawarra Three underground coal mines in southern 100%

Coal New South Wales with access to rail

and port facilities

38 Australia Queensland Integrated mine, rail and port operations, 50–80%

Coal including a loading terminal at Hay Point,

in the Bowen Basin, Central Queensland

Energy Coal

Ref Country Site/Asset Description Ownership

39 Australia Hunter Valley Mt Arthur Coal open-cut mine in 100%

Energy Coal Hunter Valley, New South Wales

40 Colombia Cerrejón Export coal mine with integrated rail 33.3%

and port facilities in La Guajira province

41 South Africa Energy Coal Three energy coal mines in Witbank 84–100%

South Africa region of Mpumalanga province

42 US New Mexico Two mines in New Mexico supplying 100%

Coal energy coal to adjacent power stations

9

62 10

68 59 49 67

6 58 2 53 1

7 56

1 15

3 55

57

34

5 30

6 32 19 38 60

64 41 16

44

36 17

28 20 39 29

65 47 46

12 43 48

45 37

4 3 35

In this Report:

BHP Billiton Locations

From the Chief Executive Officer 2

Sustainability at BHP Billiton 4

Health, Safety, Environment and Community

Targets Scorecard 5

Governance 6

People 8

Safety 10

Health 11

Environment 13

Social Responsibility 16

Sustainability Performance Data Summary 20

Contact us

natural We are BHP resources Billiton, company. a leading global

Our purpose is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions. For almost a decade, we have been committed to a long-term strategy of investing in low-cost, world-class, expandable and export-oriented operations that reflect diversification across markets and geographic regions.

Today…this strategy remains unchanged.

About this Report Report scope and data

This Sustainability Summary Report forms part of our sustainability BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries reporting and is designed for general readership only. Ernst & Young has operate as BHP Billiton. Throughout our Sustainability Summary Report, conducted limited assurance over a selection of disclosures and KPMG unless otherwise noted ‘BHP Billiton’, the ‘Company’ and the ‘Group’ has conducted limited assurance over our greenhouse gas disclosures. refer to the combined group.

A Supplementary Information document, including copies of the limited The text and statistics in this Report cover sites owned and operated assurance reports prepared by Ernst & Young and KPMG, is available wholly by BHP Billiton or operated by BHP Billiton in a joint venture online at www.bhpbilliton.com under Sustainability. operation during the period 1 July 2008 to 30 June 2009. Data are Our reporting has been prepared in accordance with Global Reporting reported on a 100 per cent basis for facilities operated by BHP Billiton, Initiative (GRI) G3 Guidelines and the International Council on Mining irrespective of our equity share. Employee data includes our share and Metals Sustainable Development Framework requirements. of proportionally consolidated entities and operations. Joint ventures, Anyone seeking to use information contained in this Report, or our where we are not the operator, are excluded; some of our case Supplementary Information or Sustainability Framework documents, studies, however, feature initiatives from non-operated joint venture or seeking to draw conclusions from the data presented should contact operations. The only exception to the above is our community investment us for further verification and assistance. expenditure, which is reported on an equity share basis for both operated and non-operated joint venture operations. All monetary amounts in this Report are US dollars, unless otherwise indicated.

Operating company responsibly a global in complex an increasingly world presents range of challenges. us with a

In facing these challenges, our Charter makes it clear that we must remain forthright in the things we value. In particular, we must remain committed to ensuring the safety of our people, and respecting our environment and the communities where we work.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009 — 1

From the Chief Executive Officer

Marius Kloppers

Chief Executive Officer

With employees, host governments and business partners we work towards making a contribution to the long-term sustainability of the communities in which we operate.

Embracing responsibility

As the world’s leading diversified natural resources company, BHP Billiton’s operations touch every corner of the globe. This instills in us a responsibility to consider and respond to the needs of many different stakeholders. We embrace this responsibility and along with employees, host governments and business partners we work towards making a contribution to the long-term sustainability of the communities in which we operate. The safety of our people remains paramount and this year we are deeply saddened to report that seven of our colleagues lost their lives while working with us during FY2009. This is unacceptable and I am committed to improving the Group’s safety performance so that all our people can return home safely to their families at the end of each working day. To this end we continue to focus on safety as one of our core values and on delivering this safety performance through our leadership and behaviour.

2 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009

the health of our people is vital, and each year we work to eliminate potential risks to the health and wellbeing of our employees. this year, we established a mandatory Health and Hygiene standard with a focus on further controlling potential exposure to harmful agents. We continue to manage these sources of potential exposure as a priority, and have current targets in place to address this issue. one way we raise the profile of health and safety within the Group is through our Health, safety, environment and Community (HseC) awards program. these awards work to engage and focus our people on issues that are important to the Group. through these awards, we encourage and reward those employees who develop ways to make our operations healthier and safer, as well as celebrate initiatives that enhance our environmental and social performance. many of the case studies inside this report reflect entries in the HseC awards program and illustrate the breadth and depth of the programs initiated throughout the year. this year, the Group has continued to enhance the systems in place to implement our policy commitment to sustainable development. these include our Code of Business Conduct, which applies to every member of our workforce. it is based on the values contained in our Charter, which clearly states that we care as much about how results are obtained as we do about delivering good results. the Group continues to introduce initiatives that promote diversity amongst its workforce. this year, we were proud to announce changes to our parental leave scheme extending the paid leave component to a global minimum of 18 weeks for the primary caregiver. the downturn in the global economy has resulted in an extremely difficult operating environment with a decline in short-term demand for some resources evident, and signs that demand will affect some other products in the medium term. We have always made it clear that we will make the necessary adjustments to an operation where there is not a customer for the volume produced, or if the operation is cash negative and set to remain so. regrettably, job reductions have been a consequence of those adjustments. at the same time new projects have come online with staff increases in some areas. our host communities also felt the social impacts from reduced capacity and the slowing down of production, which has raised questions about economic dependency, social risk and unintended consequences associated with purpose-built communities. through these difficult times we have now become, more than ever, aware of these impacts, and continue to work to minimise the impact of these risks in the future.

We continue to support our host communities through contributions to community-based projects. BHP Billiton invests one per cent of its pre-tax profits, on a three-year rolling average, in these programs. We have established a new uK-based charitable company (BHP Billiton sustainable Communities) to help us manage our one per cent spend and enhance the programs that follow from this. these funds will be applied to community programs as they are identified and brought forward for funding.

During Fy2009, our voluntary investment totalled $197.8 million comprising cash, in-kind support and administrative costs. it includes a $60 million contribution to BHP Billiton sustainable Communities. it is worth noting that despite the global financial crisis, our expenditure on community programs during the year was similar to our expenditure in Fy2008. our employees play an important role in the Group’s social contributions through our matched giving program. under this program, employees help direct the Group’s social investment into organisations which they are passionate about. this year, through our matched giving program, employees raised over $340,000 to support the bushfire appeal in Victoria, australia. overall, employees and the Group contributed $6.1 million to a variety of organisations chosen by employees under the matched giving program. We are proud of both the generosity and commitment shown by our people in this area of the business. Climate change is a source of increasing concern across the globe and it is important that we act together to address the challenges it presents. as a major natural resources company, we are committed to working with governments and other stakeholders in the design of effective climate change policies to achieve stabilisation of carbon dioxide concentrations in the atmosphere so that we avoid the worst impacts of global warming. to this end, we support the introduction of an international climate framework which includes binding commitments to reduce greenhouse gas emissions for all developed and major developing economies. iwould like to thank our employees and contractors for their ongoing efforts in the area of sustainability and for their contribution to BHP Billiton’s achievements in this area in Fy2009. this report provides an overview of our sustainability performance. For additional detail aligned to the Global reporting initiative (Gri) indicators please see our website at www.bhpbilliton.com under sustainability. We also continue our commitment to the un Global Compact, an initiative that encourages businesses worldwide to adopt sustainable and socially responsible policies.

Marius Kloppers

Chief executive officer

BHP Billiton sustainaBility summary rePort 2009 — 3

Sustainability at BHP Billiton

Materiality

To make good decisions we need to know what issues are material to the sustainability of our performance and to our stakeholders. This year we revised our process for determining material issues and asked key stakeholders to comment on the issues we report against.

Overall we found that our material issues have not significantly changed and in reviewing potential disclosures for this Report we found that we needed to continue to update our stakeholders on issues that we have been consistently reporting against for several years.

Challenges that rated highly in our materiality review included; sustainability governance, safety performance, occupational health exposures, access to resources such as water and land, greenhouse gas emissions and energy use, and sustainable community development including site closure.

Please see the Supplementary Information to this Report at www.bhpbilliton.com under Sustainability for more discussion of these and other material issues.

Stakeholders

We engage with our stakeholders in many ways, from one-on-one meetings and multi-stakeholder forums to cross-sector partnerships and industry initiatives. Most engagement is at a local level, where we address specific issues and solutions.

Key stakeholder groups include employees and contractors, investors, opinion leaders, governments, non-government organisations, academia and regulators.

Meetings of our Forum on Corporate Responsibility continue to provide valuable advice and challenge our views on broad sustainable development issues. Our participation with several external voluntary initiatives, including the UN Global Compact and the Global Reporting Initiative (GRI), helps us to further understand stakeholder views.

Our Sustainability Value Add

Reduced business risk

and enhanced business Gained and

Enhanced brand opportunities maintained

recognition our licence

Improved Improved

and reputation to operate

stakeholder trust standards of living and grow

Enhanced economic Self-sustaining

contributions communities

Enhanced Improved

ability to

strategically Value Creation performance operational

plan for the and efficiency

longer term

Enhanced Enhanced resource

biodiversity conservation

Improved

work/life balance

Improved

Maintained attraction and

security of retention of

operations Company value Societal value our workforce

Business case for sustainable development

Our bottom line depends on access to natural resources and on our licence to operate. Maximising our bottom line also means recognising the value protection and value creation achieved by enhancing non-financial or sustainability dimensions. Such sustainability dimensions include the safety of our people and the impact that we have on host communities and the environment; effective governance and risk management processes; being socially responsible and contributing to sustainable community development; and to ensuring the broader economic contributions of our operations are injected into the regions where we operate.

Beyond the business case – societal benefits

Beyond our business case are many societal benefits that flow from integrating sustainability into our business. Benefits include contributing to improved standards of living and self-sustaining communities; enhancing economic contributions, resource conservation and biodiversity; and improving stakeholder trust.

4 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009

Health, Safety, Environment and Community Targets Scorecard

The scorecard, below, outlines our performance against our Health, Safety, Environment and Community targets for the financial year from 1 July 2008 to 30 June 2009 (FY2009). The base year for the targets is 1 July 2006 to 30 June 2007 (FY2007), except for energy and greenhouse gas emissions, which have a base year of 1 July 2005 to 30 June 2006 (FY2006).

Overall performance against target:

● Target exceeded ● Target achieved (≥ 95%) ▶ On track ◀ Behind schedule ■ Target not achieved

Target*	Performance			Target Date
Zero Harm	**Result**	**Trend**†	**Commentary**	
Zero fatalities	■	▲	7 fatalities at our controlled activities	Ongoing
Zero significant environmental incidents and zero significant community incidents (i.e. rated 3 or above on the BHP Billiton Consequence Severity Table)	■	▼	1 significant community incident (Ravensthorpe) [1]	Ongoing
Management Systems				
A Group average conformance of 4.0 out of 5.0 against BHP Billiton HSEC Management Standards Issue 3	Not applicable	Not applicable	BHP Billiton has revised its management systems as part of a Group-wide review of its Policies, Standards and Procedures. As a result we will no longer report against this target	Discontinued
All operating sites to obtain and maintain ISO 14001 certification	●	◆	96 per cent of sites have environmental management systems certified to ISO 14001	Ongoing
Health				
All operating sites to finalise baseline health exposure assessments on occupational exposure hazards for physical exposures [2]	▶	▲	51 per cent of assessments completed (31 of 61 sites). The remainder are on track for 30 June 2010	30 June 2010
15 per cent reduction in potential employee exposures (but for the use of personal protective equipment) over the occupational exposure limit	▶	▲	10 per cent reduction since FY2007 base year. There was a 30 per cent reduction in the proportion of employees potentially exposed to airborne substances and a 3 per cent reduction in the proportion of employees potentially exposed to noise	30 June 2012
30 per cent reduction in incidence of occupational disease	▶	▲	27 per cent reduction since FY2007 base year. 51 fewer employees reported occupational disease	30 June 2012
Safety				
50 per cent reduction in Total Recordable Injury Frequency (TRIF) [3] at sites	▶	▲	24 per cent reduction since FY2007 base year. The TRIF for FY2009 was 5.6	30 June 2012
Environment				
Aggregate Group target of 6 per cent reduction in greenhouse gas emissions per unit of production	◀	▼	Our greenhouse gas intensity index is currently tracking at 3 per cent above our FY2006 base year	30 June 2012
Aggregate Group target of 13 per cent reduction in carbon-based energy use per unit of production	◀	▼	Our energy intensity index is currently tracking at 8 per cent above our FY2006 base year	30 June 2012
Aggregate Group target of a 10 per cent improvement in the ratio of water recycled/reused to high-quality water consumed	▶	▼	Our water use index is currently tracking at 8 per cent above our FY2007 base year	30 June 2012
Aggregate Group target of a 10 per cent improvement in the land rehabilitation index [4]	◀	▼	Our land rehabilitation index is currently tracking at the same level as our FY2007 base year	30 June 2012
Community				
1 per cent of pre-tax profits to be invested in community programs, including cash, in-kind support and administration, calculated on the average of the previous three years' pre-tax profit [5]	●	◆	1 per cent pre-tax profit invested in community programs in FY2009. Total community investment was $197.8 million, including a $60 million contribution to the UK-based charitable company (BHP Billiton Sustainable Communities) [6]	Ongoing

* Target base years have been adjusted to account for the sale of Optimum Colliery (FY2008) and the reclassification of Port Kembla Coal Terminal as a monitored site. In addition, the land rehabilitation index has been adjusted to account for the sale of land associated with Zamzama.

† Trend from previous year: ▲ improvement ▼ deterioration ◆ no change.

Notes:

[1] For Ravensthorpe case study, see page 17.

[2] The target to finalise baseline exposure assessment for airborne substances and noise by June 2008 was not met.

[3] TRIF = (Fatalities + Lost Time Cases + Restricted Work Cases + Medical Treatment Cases) per million hours worked.

[4] The wording of this target has been changed since FY2008 to better reflect how performance is being measured (see page 14).

[5] Includes BHP Billiton component of our voluntary contribution to community programs at joint venture operations but does not include payments to communities that form part of mandatory licensing agreements.

[6] For information on BHP Billiton Sustainable Communities, see page 18.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009 - 5

Governance

Sustainability systems

In addition to the wider Group corporate governance processes, we have systems in place to implement our policy commitment to sustainable development.

The Sustainability Committee of the Board continues to oversee our sustainability strategy, policy, initiatives and activities. Management holds primary responsibility for our Health, Safety, Environment and Community (HSEC) processes and performance. Our Code of Business Conduct applies to every member of our workforce and provides a framework for decision-making. It is based on the values contained in our Charter and highlights that we care as much about how results are obtained as we do about delivering good results.

Our HSEC Standards and Procedures are now part of a wider suite of Group-level Policies, Standards and Procedures. They provide the basis for developing and applying management systems at all sites operated by BHP Billiton.

These documents highlight four key components of sustainable development:

• Health – focusing on the elimination of risks through the control of potential workplace exposures to noise and substances which could result in long-term harm

• Safety – providing a workplace where people can work without being injured

• Environment – delivering efficient resource use, reducing and preventing pollution and enhancing biodiversity protection

• Community – engaging with those affected by our operations, including employees, contractors and communities; and respecting and upholding fundamental human rights.

During the year we have managed the transition from the previous HSEC Management Standards to the new Standards and Procedures through a detailed change communication plan and implementation programs in each business. While our HSEC audits (see following) and self-assessment of compliance by operating sites indicate that we have some gaps, action plans are in place to address these. Continuing management review and HSEC audits will monitor progress towards full compliance with performance requirements.

Audit and self-assessment

Our assets are benchmarked through a regular audit process against our HSEC Standards. The Standards and Procedures are reviewed annually to ensure our assets operate under a leading practice framework. HSEC audits now also address HSEC risk management and HSEC data integrity.

During FY2009, 26 HSEC audits were conducted. Operating sites are also required to undertake annual self-assessments against the Standards.

Since the program commenced in September 2001, 171 HSEC audits have been conducted, involving 486 BHP Billiton people and 41 external auditors.

Life of Asset planning

From development projects, through operations and finally closure, our assets integrate our vision for sustainable development. Significant projects are governed by the performance requirements of our Project Quality, Execution and HSEC Management Procedure. The plans to manage quality, execution and HSEC risk are included in the overall Project Execution Plan. Stakeholder requirements, as well as legislated obligations, form an important input to the planning and execution process.

Once in operation, our assets implement annual ‘Life of Asset’ planning, a disciplined process that incorporates identification of stakeholder needs and concerns across the Group. Closure planning is integrated into the Life of Asset planning. All BHP Billiton sites are required to have a closure plan. Our Internal Audit group is responsible for auditing Life of Asset plans, including the financial provisioning for closure. BHP Billiton is responsible for a number of legacy sites that are in various stages of decommissioning, rehabilitation or post-closure care and maintenance. These sites are managed by our Customer Sector Groups, where closure is treated as a project. Our HSEC audit program also focuses on closure-related issues at sites that are approaching closure.

During the year, we assisted in the development of the International Council on Mining and Metals’ (ICMM) new, publicly available toolkit, ‘Planning for Integrated Mine Closure’, which provides practical guidance to closing a mine in a sustainable manner. Closure plans provide the basis for estimating the financial costs of closure and the associated financial provisions. Information on our closure provisions can be found in the Financial Statements section of our Annual Report 2009.

The global financial crisis and associated steep decline in prices for some of our key commodities has adversely impacted the viability of some operations. The Ravensthorpe Nickel Operation in Western Australia for example has been placed on indefinite suspension. A number of other operations have similarly been suspended or had their production scaled back.

6 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009

Business Conduct Helpline Enquiries by Category FY2009



- Equality in Employment 21%
- Travel, Entertainment and Gifts 11%
- Conflict of Interest 10%
- Harassment 8%
- Health and Safety 8%
- Fraud 7%
- Community 6%
- Workplace Behaviour 3%
- Supplier and Third Party 3%
- Other 23%

Business Conduct Helpline Enquiries by Region FY2009



- Australia 52%
- Americas 22%
- Africa 12%
- Asia 11%
- Europe 3%

Business Conduct

In FY2009, our new *Code of Business Conduct* was rolled out. All businesses were required to assess their business conduct risks and hold face-to-face training sessions on the sections of the Code relevant for the roles of their employees. A wide range of training and communication tools were deployed to encourage discussion and awareness about the topics covered in the Code.

During the year we received 114 enquiries to the Business Conduct Advisory Service compared with 133 in FY2008. The most common issues raised related to equality in employment, travel, entertainment and gifts and conflict of interest. Action was taken to address all issues, which included dismissal in some instances.

In May 2009 the Business Conduct Advisory Service was enhanced to offer a 24-hour 7-day-a-week multilingual service. The service offers confidential advice and follows up on alleged breaches of the Code. Users can choose to remain anonymous. An awareness campaign was undertaken to raise the profile of the service.

Our Charter

Outlining our purpose, values and measures of success

Our Charter outlines our purpose and the actions, values and measures by which we judge our success in creating long-term value through discovering, developing and converting natural resources.

We recognise that earning the trust of our employees, contractors, customers, suppliers, communities and shareholders is vital to our success. Our values embrace safety and the environment, integrity, high performance, win-win relationships, the courage to lead change and respect for each other.



BHP BILLITON CHARTER

WE ARE BHP BILLITON, A LEADING GLOBAL RESOURCES COMPANY.

Our purpose is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

To prosper and achieve real growth, we must:

- actively manage and build our portfolio of high quality assets and services,
- continue the drive towards a high performance organisation in which every individual accepts responsibility and is rewarded for results,
- earn the trust of employees, customers, suppliers, communities and shareholders by being forthright in our communications and consistently delivering on commitments.

We value:

- **Safety and the Environment** – An overriding commitment to health, safety, environmental responsibility and sustainable development.
- **Integrity** – Including doing what we say we will do.
- **High Performance** – The excitement and fulfilment of achieving superior business results and stretching our capabilities.
- **Win-Win Relationships** – Having relationships which focus on the creation of value for all parties.
- **The Courage to Lead Change** – Accepting the responsibility to inspire and deliver positive change in the face of adversity.
- **Respect for Each Other** – The embracing of diversity, enriched by openness, sharing, trust, teamwork and involvement.

We are successful in creating value when:

- our shareholders are realising a superior return on their investment,
- our customers and suppliers are benefiting from our business relationships,
- the communities in which we operate value our citizenship,
- every employee starts each day with a sense of purpose and ends each day with a sense of accomplishment.

Marius Kloppers
Chief Executive Officer

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009 · 7

People

At BHP Billiton, we recognise that people are the foundation of our business. It is the body of talented and motivated employees, with behaviours that are aligned to our Charter values, that is the most important ingredient for our success.

We aspire to be a world-class company on every level; safely operating all of our assets, all of the time, accelerating the rate at which we bring our products to market and continuously replenishing our resource endowment. It is our people, and only our people, who will make the difference.

The BHP Billiton Way

The BHP Billiton Way describes the way we do business at BHP Billiton and is made up of our Charter, Leadership Model, Strategy and Operating Model.

• The Charter defines our corporate objective as the creation of long-term value through the discovery, development and conversion, and marketing of natural resources. It also outlines the values we hold dear and describes the way we expect our people to work.

• The Leadership Model defines the attributes that we look for in our leaders and forms the basis of how we develop and reward our people.

• The Strategy defines the six strategic drivers that we have identified as the means by which we will strive to deliver our corporate objective.

• The Operating Model explains how each part of the business works and interconnects to ensure we are all striving for the same outcome.

Our operating environment

The recent turmoil in the global economy has resulted in slowing the short-term demand for some of our products. We felt the impact of this in a number of our businesses, some of which closed or suspended operations.

Talent and development

At BHP Billiton, we have an integrated people strategy that is founded on the need for effective recruitment, development and retention of talented people. We believe that leaders should be valued and rewarded for how they develop people; that people are inspired by humility and have a right to regular feedback about their performance. We also believe that for an effective people strategy, we must have practices and processes to: • reward people for what they do and how they do it • ensure we have strong internal candidates for roles, supplemented on occasion with externally recruited talent • allow for deployment decisions on the basis of the skill and experience needed for a role, the behaviours of the individual, and their potential • ensure performance is measured on fact-based outcomes • align our leadership development to our Charter values and Leadership Model.

In short, we aim to have a people pipeline that will allow us to deliver our project pipeline.

Diversity

Diversification is core to BHP Billiton’s strategy; by commodity, geography and market. We are a global business and our success depends on fostering a culture where globally diverse and often remotely located people behave in a manner that models our

Employees by Contractors Engaged at our

Region FY2009 Owned and Operated Assets

by Region FY2009

Australia 39% South America 24% Southern Africa 23% North America 7% Europe 1% Rest of the world 6%

Australia and Asia 42% South America 26% Europe, Africa and Middle East 25% North America 7%

Charter and drives superior performance. Diversity of gender, skill, thought, experience, ethnicity, style and language are all important elements of our people strategy and are key drivers for our success. In May 2009, we announced changes to our parental leave policy as a means of encouraging a more effective balance between family and work responsibilities following the birth or adoption of a child. We have extended the minimum paid parental leave period to 18 weeks for the primary caregiver in all of the countries in which we operate. We see this as a positive step in enhancing the Group’s profile as an employer of choice.

Employee profile

In FY2009, we had an average of:

• 40,990 employees.* The number of employees decreased marginally (by 1.8 per cent) from the prior year

• 58,000 contractors engaged at our owned and operated assets.

Employee relations

BHP Billiton is committed to open, honest and productive relationships with our people. We believe that the precise nature of those relationships should be determined by local conditions but always be consistent with our Charter and our Code of Business Conduct.

In line with our commitment to the UN Universal Declaration of Human Rights, we prohibit the use of child labour or forced labour at our operations.

A significant portion of our workforce is contractor-based. We work closely with our contracting companies to encourage that employee relations as governed by those companies are consistent with those of BHP Billiton, and that they too comply with our Charter and Code of Business Conduct. The diverse nature of our business means we have a mix of collective and individually regulated employment arrangements. Whatever the nature of those arrangements, we recognise the right of our employees to freely associate and join trade unions. In FY2009, around 48 per cent of our global workforce was covered by collective agreements.

* Average employee numbers include executive Directors, 100 per cent of employees of subsidiary companies, and our share of proportionally consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.

8 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009

Safety

The importance we place on the safety of our employees, contractors and host communities is reflected in our goal of an injury-free workplace.

Detecting water leaks to help prevent furnace failure

An early detection system at Australia’s only manganese ferroalloy plant, the Tasmanian Electro Metallurgical Company (TEMCO), in Tasmania is reducing down time, contributing to injury prevention and having a positive impact on production through early intervention.

The four furnaces at TEMCO contain several elements that are cooled by water to protect them from extreme heat within the furnace. Failure of a water-cooled component can result in water leaking into the furnace. If the leak goes undetected for some time, gases can build up and could potentially result in a furnace explosion.

Traditional approaches used to detect water leaks include flow meters fitted to cooling water systems, measuring hydrogen in the furnace off gas and observing trends in furnace operating parameters. Flow meters have limited application due to the high cost, low sensitivity and limited practicality within an operating industrial plant. Other traditional measurement systems are secondary indications and do not provide consistent or reliable indications of water leaks.

To address this issue, the TEMCO project team explored the potential for a highly sensitive and immediate method of detecting the presence of additional water from a failed component within an arc furnace. The method centred on accurately determining the level of water vapour in furnace off gases, with any variation above ‘normal’ levels providing a relatively fast indication that additional water was entering the furnace through a leak.

The selected measurement system needed to operate within a harsh detection environment and provide a reliable, repeatable, accurate, independent and precise measurement with high selectivity. Following two years of research, the project team recommended a measurement system known as wavelength modulation spectroscopy which was commissioned in February 2008.

Since commissioning, the system has achieved a 100 per cent success rate in detecting water leaks.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009 — 9

Safety

Providing a safe and healthy workplace and ensuring our activities do not adversely impact on our host communities are core values. We were deeply saddened and disappointed by the loss of seven colleagues due to work-related accidents. While we are obliged to report our safety performance as a series of statistics, we are acutely aware every statistic represents an individual hurt and we remain passionate in our attempts to eradicate workplace injuries at our sites. Five of the fatalities were at our Western Australian iron ore business, which completed, or is in the process of completing, a number of actions including:

• Improving control of site access, electronically linking it to monitoring of individual worked hours to enhance the management of risks arising from worker fatigue

• Reducing the possibility of light vehicle interaction with larger pit vehicles

• Improving the management of contractors

• Enhancing site traffic management standards.

Some broader initiatives in the last 12 months include:

• A major review of our Group HSEC Standards and Procedures to improve the clarity of our expectations by reducing the number of documents and simplifying the content

• Implementation of additional controls for aviation operations and improving the way we audit aviation services

• An analysis from a sample of over 900 Significant Incident reports from the period April 2008–March 2009 being completed. The findings are being assessed and will be incorporated into our safety strategies going forward.

Our experience in Western Australia overshadowed positive safety performance in other parts of our business that included:

• Over the past five years BHP Billiton achieved an improvement of 26 per cent in overall safety performance as measured by Classified Injury Frequency (CIF), which includes fatalities, lost time injuries and restricted work cases per million hours worked

• The last 12 months also saw an incremental improvement in Total Recordable Injury Frequency (TRIF) to 5.6 per million hours worked, almost half way towards our 2012 target

Total Recordable Injury Frequency FY2005 to FY2009

10 8 6 4 2 0

FY2005 FY2006 FY2007 FY2008 FY2009

TRIF = (Fatalities + Lost Time Cases + Restricted Work Cases + Medical Treatment Cases) per million hours worked.

All safety statistics on this page include contractors unless stated otherwise.

• Seven Customer Sector Groups (CSGs) reported their TRIF improved by between 7 and 44 per cent

• Twenty-four BHP Billiton sites, representing in excess of 23 million hours worked, completed 12 months of operations without a Lost Time Injury (LTI). Ten of these sites completed FY2009 without a Recordable Injury

• Our Petroleum CSG was the only member company of the International Association of Oil and Gas Producers to report an LTI-free performance globally in the Petroleum sector for CY2008, and at end FY2009 had achieved 571 continuous days without an LTI.

BHP Billiton recognises good safety performance is an integral part of delivering good business performance. The last 12 months have been challenging and it is clear some of our sites have room to improve. However, this should not detract from the excellent performance delivered by many of our operations and the significant improvements shown by others.

Using technology to address workplace risk

Condition monitoring and preventive maintenance are critical in identifying early warning signs of potential equipment damage, or failure of critical parts in the field. At the South African Middelburg Coal Mine, maintenance of rear dumper haul trucks required one person to be positioned under the vehicle to carry out an inspection. A lapse in driver concentration could have resulted in the person being driven over and killed.

To reduce this risk, the team utilised a portable video camera to record the moving parts under the vehicle, eliminating the need for direct observation. The images are sent and recorded by wireless transmission to a computer within the truck’s cabin for inspection. This initiative has resulted in safer working conditions, a permanent and accurate record of the inspection, and has made the process a one-person task.

10 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009

Health

Healthy people

The health and wellbeing of our people is central to our business success, with our focus being on eliminating risks through the control of workplace exposures which may result in long-term harm. The main sources of exposure are noise, manganese, silica, diesel exhaust particulate, coal tar pitch, nickel, fluorides and sulphuric acid mist. Significant community-based health risks, such as HIV/AIDS and malaria, also exist in our business, and we continue to contribute to the management of these issues on both a local and global basis.

Our approach is the identification and management of the sources of exposure to reduce to the minimum the number of people required to undertake additional protective measures, such as the wearing of personal protective equipment (PPE). The Group’s new Health and Hygiene Standard requires all sites to implement programs to control exposure at source.

Our health performance

We are progressing well with our health performance objectives. All our operating sites are required to finalise a baseline health exposure assessment for physical agents such as vibration, various forms of radiation and thermal stress by June 2010. To date 51 per cent of sites report the assessment is complete and the remaining sites are on target to complete by 2010. We had 215 new cases of occupational disease reported in FY2009 – 51 fewer new cases compared with the FY2007 base year*. Noise-induced hearing loss accounts for 85 per cent of all cases of occupational disease. The overall reduction in occupational disease since FY2007* is 27 per cent, which is on track to meet our target of a 30 per cent reduction in incidences of occupational disease among our employees by June 2012. By June 2012, we are also targeting a Group-wide reduction of 15 per cent in the proportion of employees potentially exposed in excess of the BHP Billiton occupational exposure limits (OELs). The exposure assessments discussed here do not take into account the protection afforded by the use of the PPE, which is mandatory for all employees who would otherwise experience exposures in excess of the BHP Billiton OELs.

Compared with the FY2007 base year, there was a 10 per cent reduction in the proportion of employees potentially exposed in excess of OELs in FY2009. This comprises a 30 per cent reduction in the proportion of employees potentially exposed to airborne substances and a three per cent reduction in the proportion of employees potentially exposed to noise. There were 1,228 fewer employees who needed to wear PPE for protection from potential exposure to airborne substances.

Fatigue

Fatigue management programs were audited at 12 operations, with each operation verified as having a fatigue management program in place. The main improvement opportunity identified was for the operations to better tailor the programs to their particular fatigue risks. We continued to roll out the Optalert fatigue management technology to Escondida, Mt Whaleback and Middelburg. This uses infrared technology to continuously monitor eyelid and eye movement as a warning of fatigue. Following feedback from those three sites, we worked closely with Optalert to further improve the technology.

* Base year figures adjusted for site divestment.

Employees Potentially Exposed† FY2007 and FY2009

6,000 5,000 4,000 3,000 2,000 1,000 0

Petroleum

Aluminium

Base Metals

andDiamonds Specialty Products Stainless Materials Steel Iron Ore

Manganese

Metallurgical Coal Energy Coal

Corporate and Other BHP Billiton

FY2007 Number of employees potentially exposed to airborne substances FY2009 in excess of BHP Billiton’s occupational exposure limit.

†Not taking into account the protection provided by personal protective equipment.

Minera Spence – Chile

Improving health and safety by recovering acid mist

BHP Billiton’s Minera Spence open-cut copper mine in Chile has implemented an initiative to improve health and safety factors associated with the electrowinning process, effectively reducing potential employee exposure to acid mist while automating and improving process efficiency. The team installed hoods to capture acid mist vapour, directing it through piping to cleaning chambers and discharging clean air into the environment. Further enhancements such as improving the hood design and automatic wash cycle were also incorporated. Total automation of the process has also helped reduce the potential exposure of our people.

The project has led to reduced mist levels, improved operational performance and reduced costs.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009 — 11

Environmental Responsibility

We run programs to improve our environmental performance, set specific targets, such as for energy use and greenhouse gas emissions, and track our progress against our targets.

Emissions reductions and safety improvements result from a new startup procedure at our Mozal aluminium smelter

A project team at BHP Billiton Mozal aluminium smelter in southern Mozambique was challenged to devise a startup procedure designed to improve the smelting process and reduce perfluorocarbon (powerful greenhouse gas) emissions. The supplier-established process traditionally utilised by the site involved a pot startup procedure that included an ‘anode effect’ which emitted perfluorocarbons.

The project team studied the process by evaluating technical papers on ‘anode effect-free’ startup procedures, benchmarking smaller smelters using the technique and brainstorming ideas from physical measurement and trials during traditional startups. The result was a proposed startup technique that challenged their supplier’s established methods. The startup involved tapping liquid bath from neighbour pots and adding it to the preheated pot that is being started. At the same time that liquid bath is added to the pot, the anodes are pulled up, increasing the distance between anodes and cathode, in order to generate enough heat to achieve a steady state before normal operation.

The procedure proved successful in eliminating the ‘anode effect’ thus reducing overall perfluorocarbon emissions. Fine-tuning on subsequent startups helped to perfect the procedure before it was handed to the operational teams, together with new written operating procedures and training.

With the implementation of the new startup procedure, a safer system has been created with fewer emissions and much less heat dissipation. There has been a 20 per cent reduction in perfluorocarbon gas emissions, corresponding to a three per cent reduction in total carbon dioxide equivalent emissions in the potlines, not including emissions associated with electricity generation. The new procedure has also resulted in the elimination of manual processes, which has helped to create a safer working environment.

12 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009

Environment

Climate change

The global community has the potential to reduce the worst effects of climate change and clearly the greatest benefits will come from acting early to meet this challenge. Alliances to tackle this challenge will need to cross national and cultural boundaries, but the developed world has a clear leadership responsibility. Scientists tell us the world must aim to stabilise global carbon dioxide concentrations in the range of 450 parts per million to avoid the most severe climate impacts. A post-2012 international climate framework must establish binding commitments for all developed and major developing economies if real reductions in global emissions are to be achieved.

From our perspective, we see the key principles for an effective global response as including:

- a global regime that prices carbon to allow enough certainty for investment in abatement opportunities to occur
- strong measures to help avoid deforestation and fund reforestation
- policy solutions that promote energy efficiency.

Business leadership and ingenuity is important to achieving lower carbon growth and as a major natural resources company we are committed to playing our part. We are working within our businesses and with governments, industry and other stakeholders to address this global challenge and find lasting solutions. We have taken measures to improve our management of energy and greenhouse gas emissions and to prepare for the regulatory, physical and reputation risks of climate change. Details of these actions are provided in our public response to the Carbon Disclosure Project (*www.cdproject.net*).

Measurement of greenhouse gas and energy use

We have set efficiency targets for our greenhouse gas emissions and energy use to assist in improving our performance.

In FY2009, we experienced a six per cent decrease in our overall greenhouse gas emissions. This was mainly due to the closure of several operations related to the global economic downturn.

We have five-year targets of a six per cent reduction in our greenhouse gas emissions intensity index and a 13 per cent reduction in our carbon-based energy intensity index, both by 30 June 2012.

Our greenhouse intensity index is currently tracking at three per cent above our FY2006 base year. The chart displays our greenhouse gas intensity for FY2008 and FY2009 as a percentage of the base year (FY2006 = 100 per cent). This represents our intensity performance minus the impact of changing electricity generation factors over which we had no control.

Our carbon-based energy intensity index is currently tracking at eight per cent above our FY2006 base year.

The Australian Government passed the Energy Efficiency Opportunities (EEO) Act in 2006 to improve the identification and evaluation of energy efficiency opportunities by large energy users. The results of our second year in the EEO program will be available publicly on our website in December 2009.

Greenhouse Gas Emissions [1]


million tonnes carbon dioxide equivalent
60
50
40
30
20
10
0
FY2006
FY2007
FY2008
FY2009

Sources of Greenhouse Gas Emissions FY2009


Electricity 56%
Fugitives 15%
Coal and Coke 12%
Distillate and Fuel Oil 11%
Natural Gas 5%
Other 1%

Greenhouse Gas Intensity Index FY2009 [2][3]


120%
100%
80%
60%
40%
20%
0%
Target 94%
Base Year
FY2008
FY2009

Energy Intensity Index FY2009 [2]


120%
100%
80%
60%
40%
20%
0%
Target 87%
Base Year
FY2008
FY2009

(1) BHP Billiton measures greenhouse gas emissions using the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.

(2) The intensity indices are determined by dividing the annual greenhouse gas emissions and energy use by the annual units of production for individual assets, then aggregating the results for the Group. Units of production are outlined in BHP Billiton's publicly available Production Reports. The base year for the indices is FY2006 and has a value of 100 per cent. Below 100 per cent indicates improvement.

(3) Greenhouse gas intensity index calculation does not include the effect of changes in electricity generation factors for our purchased electricity.

Energy Use by Type FY2009


Electricity 38%
Distillate/Gasoline 23%
Coal and Coke 20%
Natural Gas 15%
Fuel and Process Oil 2%
Other 2%

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009 · 13

Environment

Data measurement and reporting

We have had energy and greenhouse gas data collection and verification processes in place for many years to support our voluntary reporting. However, the activity required to comply with emerging reporting obligations has increased significantly. In Australia, a National Greenhouse and Energy Reporting (NGER) Scheme was launched in July 2008, intended to provide emissions liability information to underpin the proposed Australian Carbon Pollution Reduction Scheme.

To assist in meeting these reporting requirements, along with external assurance requirements, BHP Billiton is investing in improvements to our energy and greenhouse data collection processes. Recent developments include launching a new data reporting system.

EKATI – Canada

Water conservation and water recycling at EKATI

Water conservation and recycling at the EKATI Diamond Mine in Canada’s Northwest Territories is evidence of our commitment to sustainable development and environmental care.

Effective site water management rests on intensive monitoring of usage and quality, continually seeking improvements, and involving internal departments and external stakeholders.

Water programs have reduced surface freshwater demand to less than two per cent of the total volume that would be required without these programs and have reduced the volume of effluent discharged into the environment, while shortening the time over which that discharge occurs.

Biodiversity and land management

We own, manage or lease approximately six million hectares of land (excluding exploration and development projects). As a result of our mining, processing, smelting and petroleum activities, we have disturbed 166,000 hectares of land of which 38,500 hectares have been rehabilitated. We also manage 11,000 hectares of land for biodiversity conservation purposes. We have a five-year target of a 10 per cent improvement in our land rehabilitation index by 30 June 2012. This index is based on a ratio of land rehabilitated compared to our land footprint. In FY2009, the index decreased by three per cent due to the development of new operations in Australia and Chile.

We have strengthened our biodiversity commitments related to protected areas and threatened species. This includes, firstly, the commitment not to explore or mine within International Union for the Conservation of Nature (IUCN) Protected Area Categories I to IV unless an action plan designed to deliver measurable benefits to biodiversity has been developed that is commensurate with the level of biodiversity impacts. Secondly, we will not proceed with activities where the direct impacts would result in extinction of IUCN threatened species.

Water

Access to high-quality water is an issue of growing international importance and a key challenge for sustainable development. We use water in mining, smelting, refining and petroleum processes. Our activities are often located in remote, arid environments where access to high-quality water is limited. We continue to identify business risks and opportunities for water access, reuse or recycling, efficient use and responsible waste water disposal. We have set a five-year target of 10 per cent improvement in the ratio of water recycled to high-quality water consumed by 30 June 2012. This is our water use index. Our water use index is currently tracking at eight per cent above our FY2007 base year. This was largely due to production changes driving an increase in recycled water usage at Escondida and Pinto Valley.

Waste

Our mining operations produce large quantities of mineral waste such as waste rock, tailings and slag. Generally, this mineral waste is managed on-site in disposal facilities designed and operated to well-established engineering standards. We produced a total of 190 million tonnes of mineral waste during the reporting period.

Non-mineral waste is categorised as either hazardous or non-hazardous. Hazardous non-mineral waste includes oil, materials contaminated with hydrocarbons, chemical waste and spent pot linings. These hazardous wastes are recycled or disposed of in approved facilities. This reporting period we produced 51,000 tonnes of hazardous non-mineral waste that was disposed of to landfill.

14 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009

Water Use Index FY2009 [1]


120%
100%
80%
60%
40%
20%
0%
Target 110%
Base Year
FY2008
FY2009

Land Rehabilitation Index FY2009 [1]


120%
100%
80%
60%
40%
20%
0%
Target 110%
Base Year
FY2008
FY2009

(1) The base year for both indices is FY2007 and has a value of 100%. Above 100% indicates improvement.

Water Use by Classification FY2009


Recycled 42%
High Quality 40%
Low Quality 18%

High-quality Water Use by Source FY2009


Ground Water 67%
Purchased 16%
Surface Water 8%
Manufactured 6%
Storm Water 3%

Potential significant incidents

BHP Billiton defines a significant environmental incident as one with a severity rating of three or above (based on our severity rating scale tiered from one to five by increasing severity). There were no incidents meeting this criteria in FY2009.

A number of incidents had the potential to become significant; however, controls in place and mitigation actions prevented these incidents escalating in severity.



Island Copper – Canada

Mine closure treating acid rock drainage

The Island Copper mine, on the northern coast of Vancouver Island, operated from 1971 to 1995. Since this time efforts have been made to reclaim the disturbed lands to habitat suitable for wildlife.

The ability to develop and implement successful mine closure plans plays a pivotal role in BHP Billiton's ability to maintain its social licence to operate. A major element of the Island Copper mine closure plan was flooding of the open pit with some 240 million cubic metres of sea water, and capping that sea water with a layer of fresh water.

The use of salt water with an overlay of fresh water created conditions for meromixis; this is where the water in a lake remains in separate layers and those layers do not mix. Both the upper and lower layers receive acid rock drainage requiring treatment. The water in these layers is treated using phytoplankton cells as part of a biological treatment system for metals in the fresh water layer. As the phytoplankton bloom in the freshwater layer, metals stick to the surface of these cells, then sink to the lake bed, taking the metals out of the upper layer. As the phytoplankton cells sink slowly to the lake bed, they also contribute to treatment in the lower layers.

In 2004 we identified an emerging issue. The border between the sea water and the capping fresh water was rising. Tests confirmed that a practical option to improve water quality for the lake was to manipulate the physical structure of the water column by lifting water from the middle layer into the upper layer using a system coined the middle layer lifting system.

Detailed monitoring confirms that the pit lake biological treatment and middle layer lifting system have continued to perform as intended.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009 · 15

Social Responsibility

Our operations have the potential to impact, both positively and negatively, our host communities. Our goal is to minimise negative social impacts while maximising the opportunities and benefits our presence brings.

From time to time, however, unforeseen events, such as the global financial crisis, affect our business and host communities. Despite the Group’s best endeavours to be fair and equitable, the social impacts from reduced capacity and slowing down production have been significant, raising questions about the economic dependency, social risk and unintended consequences associated with purpose-built communities. The lessons learned in the past year will be important for the future. BHP Billiton has commissioned a review to inform its decision-making in regard to workforce location for future projects, with the aim of reducing social risk and minimising impacts on people in local communities.

Community planning, monitoring and measurement

While our businesses tailor their community relations programs to suit the local context, our Community Standard provides the mandatory requirements to be implemented by all our operations. For example, our sites are required to have community relations plans that aim to contribute to sustainable communities. The plans must be formulated using baseline social assessments, developed in consultation with key stakeholders, and reviewed and updated annually in collaboration with stakeholders as part of the business planning process.

As part of the community planning process, all key stakeholders, including local and Indigenous communities, must be identified and an analysis undertaken to understand their interests and relationship with the business.

Community engagement

Regular, open and honest dialogue is the key to building win-win relationships. Our community relations professionals are charged with developing and nurturing relationships with people impacted by, and interested in, our operations so we can understand and help address their concerns and work alongside them to help them achieve their aspirations. As part of their community relations plans, businesses implement a formal engagement program to ensure regular and ongoing dialogue with key stakeholders.

Types and frequency of activities vary and range from monthly meetings of community consultative committees and special interest groups, to one-off site visits and open public meetings. The range of topics discussed during these stakeholder consultations include town amenity and housing, cultural preservation and heritage, impacts of growth and expansion projects, contractor management, security and crime, Indigenous issues and social development.

We require all our sites to record and track the management of community concerns. During the reporting period, our sites received 377 complaints.

During FY2009 we established a new requirement that all businesses are to have dispute resolution processes to enable individuals or groups impacted by the Group’s activities to openly raise concerns and to facilitate resolution of any grievances.

Community Investment Community Investment

Expenditure by Expenditure by

Geographic Region FY2009 Program Category FY2009*

South America 47% Community Development 51%

Australia 34% Education 22%

Africa 14% Health 8%

North America 3% Other 7%

Asia 2% Arts/Culture 6%

Europe (incl UK) <1% Sport/Recreation 3%

Environment 3%

Both charts exclude the $60 million contributed to BHP Billiton Sustainable

Communities (see page 18).

* Excludes $16 million contributed to the Antamina Mining Fund.

Global initiative

Preventing malaria in children

A new anti-malarial medicine has been developed specifically for children across the globe.

BHP Billiton has supported Medicines for Malaria Venture (MMV), a unique partnership bringing together key players in the combat against malaria including major international pharmaceutical companies, the World Health Organization, NGOs and the private sector. In June 2004, at the Africa Economic Summit, BHP Billiton pledged $750,000 to support the MMV in its efforts to provide the world with affordable drugs to eliminate the devastating effects of malaria and help protect children and pregnant women.

A new child-friendly anti-malarial medicine, Coartem Dispersible, developed by the MMV and Novartis, has been clinically proven to be effective in curing malaria in children. It is the first paediatric malaria cure that is dispersible, sweet-tasting and which has stringent international regulatory approval.

Image courtesy of MMV.

16 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009

Operating a global company responsibly in an increasingly complex world presents us with a range of challenges, such as the two outlined below.

In facing these challenges, our Charter makes it clear that we must remain forthright in the things we value. In particular, we must remain committed to ensuring the safety of our people, and respecting our environment and the communities where we work.

The Ravensthorpe Nickel Operation

At the time of its commissioning, the Ravensthorpe Nickel Project was a new laterite nickel mine and processing plant with an expected operating life of 20–25 years. It provided a boost for Western Australia’s regional southeast economy from 2004 to 2008. Local participation included employment on the project, construction and infrastructure projects, participation by local businesses and a residential housing plan.

In January 2009, BHP Billiton made the difficult decision to indefinitely suspend the Ravensthorpe Nickel Operation (RNO). The indefinite suspension took place prior to RNO completing full ramp-up and steady-state operation.

The decision was largely the result of the concurrent low nickel price, diminished prospects for profitability and the projected level of new capital required in order to achieve and sustain projected production volumes.

The RNO workforce was advised of the decision by the President of Stainless Steel Materials, immediately after satisfaction of the stock exchange regulatory requirements. A range of key government and community stakeholders were also directly advised of the decision. Our first priority was to safely ramp-down the operation without injuring any member of the RNO workforce. RNO was placed on a temporary shutdown, enabling all workers to return home to be with their families. Following a five-day break, the workforce returned and over several weeks the plant was safely ramped-down.

The response from the Hopetoun and Ravensthorpe communities and state and local governments was one of disappointment due to the impact the decision would have on local employment and businesses and the investment in capacity building and infrastructure.

In the following two months after the decision, several workforce and community initiatives were implemented.

Counselling was made available to all employees and their families, together with assistance for redeployment and outplacement services. Relocation assistance was provided to eligible employees. More than 130 former Ravensthorpe employees secured employment elsewhere within BHP Billiton. We provided assistance to other employees, the majority of which have found alternative jobs, with many staying within the resources industry. Full service entitlements and industry-leading redundancy packages were paid to employees who were made redundant.

BHP Billiton offered to repurchase houses from employees who were original recipients of financial assistance from the Company to buy or build a house in the region – the majority have taken up the offer. Where we had previously provided direct incentives to encourage the establishment of local businesses, we offered support and assistance, commensurate with the nature and extent of our original incentive. BHP Billiton has been actively and successfully working with local government, community groups and NGOs to enable two-way consultation, support mutual understanding and progress solutions that will assist the community to adapt to this change. Notwithstanding the suspension, we remain committed to reaching a binding agreement with the two Indigenous Native Title claim groups in the region, which will assist the local Indigenous communities. A Community Relations Manager remains located in the region.

At the time of writing, RNO remains indefinitely suspended and the subject of a Future Options study. We will continue to facilitate a constructive dialogue with government and the community as we assess practical options that may assist the reshaping of a sustainable future for the community.

The Hallmark Project

The Hallmark Project in the Pujada Bay region of the Island of Mindanao in the southern Philippines is a joint venture between BHP Billiton (40 per cent equity) and a local corporation, Amcor (60 per cent equity). The project centres on the potential development of a lateritic nickel resource and associated processing facilities. We have sought to ensure a high level of engagement with the local community. This has focused on community programs, local employment and communication with the project’s stakeholders. As a part of our sustainable development approach to new developments, our community programs notably included a successful and cost-effective malaria reduction initiative that is now being run by local community organisations.

Regrettably our relationship with Amcor broke down in July 2007, and as a result, the early stage study advancing the project was suspended. Successive staff reductions in June and November 2008 and January 2009 reduced our in-country staff level to four people. Progress has been made in resolving the dispute with Amcor; however, the project remains suspended.

We believe support for the project amongst the local community has been strong. Since the suspension of the project, concerns have been raised regarding the process by which the Free Prior and Informed Consent relevant to the project was obtained. Under Philippines law the Free Prior and Informed Consent of Indigenous communities potentially affected by the project was a pre-condition to the initial grant of the mining tenements to Amcor.

BHP Billiton acknowledges these concerns and would only proceed with development of the project if the results of a detailed environmental and social impact assessment demonstrate that the project would be consistent with Philippines law and our internal policies and standards. These assessments would include a complete review of all work done to date.

Based on a number of considerations, in particular the deterioration of market conditions and outlook, BHP Billiton is considering a number of options regarding our future participation in the Hallmark project. We are also conscious that the Hallmark project is one of the priority mining projects for the Philippines Government, and we intend to continue to consult with the relevant government authorities in relation to the review of our interest in Hallmark.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009 — 17

Social Responsibility

Forum on Corporate Responsibility

The Forum on Corporate Responsibility comprises our executive management and leaders from non-government organisations (NGOs) and is chaired by our Chief Executive Officer. The Forum provides NGOs with an opportunity to influence the Group’s approach to key sustainable development issues.

The open and frank discussion provides participants with an insight into the complexity of dilemmas and challenges facing the Group and an understanding of the importance placed on our values and standards when making business decisions. It also enables our executives to explore and appreciate issues from a different viewpoint.

The Forum met twice during FY2009, engaging in robust discussions on broad topics such as human rights, climate change and working in conflict zones. It also focused on specific sustainability challenges associated with the Group’s businesses in the Philippines, Suriname and Indonesia. It provided valuable input into the revision of HSEC Standards and Procedures, and the Group’s climate change position and sustainability targets.

Australia – Matched giving

Bushfire appeal – Matched giving

BHP Billiton employees have generously supported victims of this year’s Victorian bushfires by making personal donations that totalled over $340,000. The Group provided an initial $375,000 donation to the Australian Red Cross and matched all employee contributions on a dollar-for-dollar basis.

BHP Billiton has also played a small part in supporting other initiatives aimed at helping people living in fire-affected areas.

These have included the secondment of one of the Group’s senior logistics managers to the Victorian Bushfire Reconstruction and Recovery Authority and supporting CSIRO science education programs in primary and secondary schools from affected areas.

Human rights

As the world’s largest diversified natural resources company, we have potential exposure to human rights-related issues that may present us with challenges. Nevertheless, upholding people’s fundamental rights in our day-to-day business is paramount. New operations or projects must have broad-based community support before proceeding with development. Free Prior and Informed Consent is only required where it is mandated by law. All our operations are required to have a risk-based human rights assessment undertaken by a qualified, independent specialist to identify and document key potential human rights exposures. In regions where risks exist, the operations are also required to have a management plan in place and to ensure that employees and contractors receive training to facilitate compliance with BHP Billiton’s human rights commitments.

During FY2009, 32 sites reported that they had undertaken human rights training. The training was delivered to 11,226, or 27 per cent, of employees (FY2008: 11,900) and 15,523, or 27 per cent, of contractors (FY2008: 14,200). In addition, 49 sites currently have cultural awareness programs in place. Thirty-nine of our sites reported having employed security forces, and 32 of these sites advised that these forces have undertaken human rights training.

In instances where resettlement is unavoidable, a resettlement plan, timetable and budget, consistent with the requirements of the World Bank Operational Directive on Involuntary Resettlement must be developed and implemented in consultation with the relevant government and displaced people.

No significant human rights-related issues were identified in this reporting period. There were no reported community resettlements.

Community investment

We continue to invest one per cent of our pre-tax profits (based on the average of the previous three years’ pre-tax profit publicly reported in each of those years) in community programs. We have established a new UK-based charitable company registered with the UK Charities Commission (BHP Billiton Sustainable Communities) to help us manage our one per cent spend and enhance the programs that follow from this. These funds will be applied to community programs as they are identified and brought forward for funding. Each year, contributions to the charitable company are included in the calculation of the Group’s performance against the one per cent target. Expenditure from the charitable company to fund community programs is not included. During FY2009, our voluntary investment totalled $197.8 million comprising cash, in-kind support and administrative costs and includes a $60 million contribution to the charitable company. Despite the global financial crisis, our expenditure on community programs during the year was similar to our expenditure in FY2008.

Our community investment is driven by our desire to improve the livelihoods of people in our host communities. Excluding the contribution to the charitable company, 39 per cent of our expenditure was invested in local communities, 49 per cent regionally and the remaining 12 per cent on programs on a national level in countries where we operate.

18 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009

We take care to support community investment projects that contribute to long-term sustainable development and do not create dependency. To this end, sites are required to have a process to enable local communities to participate in the development of our community investment strategies and in the associated monitoring of program effectiveness. We aim to deliver community investment programs in partnership with communities, non-government organisations and government agencies wherever possible. Customer Sector Groups and assets are required to have publicly available guidelines that clearly describe the program’s priorities, focus areas and the decision-making process. Our projects are required to be implemented in accordance with the ethical requirements in our Code of Business Conduct.

Supporting employee community involvement

One of the most significant ways we support the efforts of our employees engaged in community activities is through our global Matched Giving Program. This program aims to strengthen local communities by supporting and encouraging employees who volunteer, fundraise or donate to not-for-profit organisations. During FY2009, the Group matched contributions totalling $6.1 million, which were distributed to over 1,000 not-for-profit organisations. This is an increase from $4.8 million in FY2008 and included matching for some 125,000 hours of volunteering by employees in their own personal time.

Community development training

Traditionally, we have focused on service delivery mechanisms, such as providing educational facilities or health services to bring benefits to communities. While the provision of essential services remains an important strategy to improve people’s livelihoods, realise human potential and promote the quality of life of families, we are increasingly looking to supplement

Community Investment Target FY2005 to FY2009

250

200

million 150 $ US 100

50

0

FY2005 FY2006 FY2007 FY2008 FY2009 Target Actual Expenditure

BHP Billiton Sustainable Communities

these programs with participatory projects, where we work with people to assist them in their own development process. We are building the capacity of our community relations professionals to promote community engagement in service delivery and to assist community participation and control of development projects.

Practice-based training programs are delivered in accordance with a Memorandum of Understanding with Oxfam Australia and Centre for Social Response and cover community dialogue, participatory structures and people-centred community development processes. In FY2009, we ran three courses in Colombia, Guinea and Australia.

Employees support biodiversity protection through CReefs

BHP Billiton employees are participating in the study of marine life and helping achieve the Group’s aim to actively enhance its contribution to biodiversity protection through the BHP Billiton CReefs partnership program. In 2007, the Great Barrier Reef Foundation and BHP Billiton joined with Australian Institute of Marine Science to launch CReefs, a four year, $2.5 million program focused on the study of marine life.

The program is part of a global network of researchers from 80 nations participating in a 10 year research initiative to assess and explain the diversity, distribution and abundance of marine life.

As part of this partnership, BHP Billiton’s environmental scientists are offered the opportunity to participate in CReefs’ Australian reef expeditions, working alongside researchers studying coral reefs. Since 2007, thousands of specimens have been collected, with 300–500 expected to be new species, previously unknown to science.

Image courtesy of John Huisman.

Australia – Heron Island

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009 — 19

Sustainability Performance Data Summary

Our People

For a summary of the aims and performance of this area in FY2009, please see page 8.

		FY2005	FY2006	FY2007	FY2008	FY2009
Employees [1]	Number	34,201	40,002	39,947	41,732	40,990
Contractors	Number	50,000	66,000	59,000	61,000	58,000
Female employees	%	12	13	14	17	15

Safety

For a summary of the aims and performance of this area in FY2009, please see page 10.

		FY2005	FY2006	FY2007	FY2008	FY2009
Number of fatalities at our controlled operations	Number	3	3	8	11	7
Total Recordable Injury Frequency (TRIF)	Frequency/million hours worked	8.6	8.8	7.4	5.9	5.6

Health

For a summary of the aims and performance of this area in FY2009, please see page 11.

		FY2005	FY2006	FY2007	FY2008	FY2009
New cases of occupational disease	Number	152	124	266	235	215
Employees in potential exposures greater than the:						
Occupational exposure limit	%	28	18	17	17	12
Noise exposure limit	%	53	47	48	48	47

Environment

For a summary of the aims and performance of this area in FY2009 and intensity-based data, please see pages 13–15.

		FY2005	FY2006	FY2007	FY2008	FY2009
Land						
Land footprint [2]	hectares	N/A	N/A	159,000	166,000	166,000
Land rehabilitated	hectares	36,600	36,700	40,300	44,700	38,500
Water Consumption						
High-quality water consumption	megalitres	153,000	160,000	162,000	165,000	161,000
Low-quality water consumption	megalitres	N/A	33,800	25,600	44,900	70,200
Recycled water consumption	megalitres	167,000	169,000	163,000	181,000	168,000
Energy and Emissions						
Energy used	petajoules	311	298	296	306	305
Greenhouse gases	'000 tonnes (CO_2-equivalent)	52,300	48,600	49,800	51,700	48,500
Oxides of sulphur	tonnes	50,500	93,400	76,800	71,800	68,700
Oxides of nitrogen	tonnes	57,100	166,000	63,900	70,400	75,900
Fluoride	tonnes	950	1,370	1,080	987	913
Waste [3]						
General waste disposed to landfill	tonnes	155,000	159,000	133,000	167,000	158,000
Hazardous waste disposed to landfill	tonnes	68,100	43,900	56,400	65,400	51,000
Wastewater and effluent discharged	megalitres	64,100	92,100	80,400	114,000	87,800

Note: These data may have been restated since originally reported and therefore cannot be compared with data reported in previous periods.

[1] Average employee numbers include executive Directors, 100 per cent of employees of subsidiary companies and our share of proportionally consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.

[2] Includes area of land disturbed and land rehabilitated.

[3] Excludes recycled materials and mining-related materials, such as waste rock, tailings, coal reject and slag.

20 - BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2009

Social Responsibility			FY2005	FY2006	FY2007	FY2008	FY2009
For a summary of the aims and performance of this area in FY2009, please see pages 16–19.	Community investment	$ million	57.4	81.3	103.4	141.0	197.8
	Percentage of Group pre-tax profit [4]	%	1.6	1.4	1.1	1.0	1.0
	Employees and contractors participating in human rights training	Number	12,679	15,570	20,886	26,100	26,749

Financial			FY2005	FY2006	FY2007	FY2008	FY2009
	Revenue	$ million	31,150	39,099	47,473	59,473	50,211
	Underlying earnings before interest and tax [5]	$ million	9,921	15,277	20,067	24,282	18,214

[4] Percentage of Group pre-tax profit calculated on a three-year rolling average.
[5] Underlying EBIT is earnings before net finance costs and taxation and any exceptional items.

A+ GRI Application Level

Sustainability Ratings

Contact us

Sustainable Development
BHP Billiton Centre
180 Lonsdale Street
Melbourne VIC 3000
Telephone 1300 55 47 57 (within Australia)
+61 3 9609 3333 (outside Australia)
Facsimile +61 3 9609 3015
Email hsec@bhpbilliton.com
Website www.bhpbilliton.com

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